Exhibit 99.7

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT
We consent to the incorporation by reference in the Registration Statements of Cresco Labs Inc. on Forms S-8 (333-253670 and 333-281425) and Forms F-10 (333-253671 and 333-274047) of our report dated March 14, 2025, with respect to our audits of the consolidated financial statements of Cresco Labs Inc. as of December 31, 2024 and 2023 and for each of the two years in the period ended December 31, 2024, included in this Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission on March 14, 2025.
/s/ Marcum LLP
Marcum LLP
New York, NY
March 14, 2025